DLA Piper LLP (US) One Atlantic Center 1201 West Peachtree Street Suite 2900 Atlanta, Georgia 30309-3449 www.dlapiper.com Tanya L. Boyle tanya.boyle@us.dlapiper.com T 404.736.7863 F 404.682.7863

August 23, 2024

VIA EDGAR
==========
Alison White
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549
RE:	Spinnaker ETF Series; File Nos. 333-215942 and 811-22398

Dear Ms. White,
On June 10, 2024, Spinnaker ETF Series (the “Trust” or the “Registrant”) filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Registration Statement”) with respect to the Genter Capital Taxable Quality Intermediate ETF and Genter Capital Municipal Quality Intermediate ETF (each a “Fund” and, together, the “Funds”). On July 19, 2024, you provided oral comments to the Registration Statement. Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized us to make on behalf of the Registrant.
Prospectus:
Management of the Funds – Prior Performance of Similar Accounts
Comment 1. Please represent supplementally that the Funds have the records necessary to support the calculation of performance as required by Rule 204-2a16 under the Advisers Act.
Response. The Sub-Advisor has confirmed to the Registrant that it has the books and records necessary to support the calculation presented.
Comment 2. Please confirm supplementally that adjusting each composite’s performance to reflect each Fund’s fees did not result in higher performance than would have been achieved using the actual fees and expenses of the composite. If not, please revise the performance information for the composite to reflect the actual fees and expenses of the composite.
Response. The Adviser has confirmed to the Registrant that adjusting the Municipal Composite’s performance to reflect the Genter Capital Municipal Quality Intermediate ETF’s fees did not result in higher performance than would have been achieved using the actual fees and expenses of the composite. The Registrant has revised the performance information for the Taxable Composite to reflect the actual fees and expenses of the Taxable Composite as requested.

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Comment 3. It is unclear how the benchmark indices shown for each composite presentation are consistent with IC-24731. Please revise the disclosure to report appropriate broad based indices.
Response. The Registrant has revised the disclosure as requested.
Fund Service Providers
Comment 4. In the description of the custodians, the references to the Funds is singular, but it should be plural.
Response. The Registrant has revised the disclosure as requested.
Comment 5. In the sub-adviser’s proxy voting policy, in the first sentence, it says that the SEC rules were recently adopted, but they were adopted in 2003. Please revise or confirm that this is the current policy.
Response. The Registrant has revised the disclosure as requested.

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If you have any questions or comments, please contact the undersigned at 404.736.7863.  Thank you in advance for your consideration.

Sincerely,

/s/ Tanya L. Boyle

Tanya L. Boyle